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                   THIS PAPER DOCUMENT IS BEING SUBMITTED
                  PURSUANT TO RULE 901(D) OF REGULATION S-T






                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                          PRUDENTIAL REALTY TRUST
                         (Name of Subject Company)




                          PRUDENTIAL REALTY TRUST
                    (Name of Person(s) Filing Statement)


           CAPITAL SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01
                       (Title of Class of Securities)


                                74435P-20-3
                   (CUSIP Number of Class of Securities)


                         Donna M. Dellechiaie, Esq.
                         Associate Regional Counsel
                          Prudential Realty Group
                              3 Gateway Center
                      100 Mulberry Street, 14th Floor
                       Newark, New Jersey  07102-4077

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                  Copy to:

                           Michael M. Maney, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                         New York, New York  10004
                               (212) 558-4000
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Item 1.   Security and Subject Company.

            The name of the subject company is Prudential Realty Trust, a Massachusetts business trust (the "Trust"). The Trust was formed pursuant to a Declaration of Trust dated June 19, 1985 and amended August 20, 1985 (the "Declaration") and expects to qualify for 1995 as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The principal executive offices of the Trust are located at 751 Broad Street, Prudential Plaza, Newark, New Jersey, 07102-3777. The class of equity securities to which this statement relates is the Capital Shares of Beneficial Interest, par value $0.01 per share (the "Capital Shares"), of the Trust. In addition to the Capital Shares, the Trust has issued and outstanding Income Shares of Beneficial Interest, par value $0.01 per share (the "Income Shares"). The Trust owns the following properties: Maple Plaza, located in Parsippany, Morris County, New Jersey; Huntington Business Campus, located in Melville, Long Island, New York; and Park 100, located in Indianapolis, Indiana (collectively, the "Properties").


Item 2.     Tender Offer of the Bidder.

            This statement relates to the tender offer disclosed in the
Schedule 14D-1, dated May 17, 1995 (the "Schedule 14D-1"), of Black Bear Realty, Ltd., a newly-formed Ohio limited liability company (the "Bidder"), of which Richard M. Osborne is the sole managing member, to purchase all of the outstanding Capital Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1995, and the related Letter of Transmittal (together, the "Offer"). The Offer to Purchase states that the business address of the Bidder and Mr. Osborne is located at 7001 Center Street, Mentor, Ohio 44060.


Item 3.     Identity and Background.

      (a) The name and business address of the Trust, which is the person filing this statement, are set forth in Item 1 above.

      (b)(1) The Trust has entered into an agreement (the "Advisor Agreement"), dated August 29, 1985, amended May 14, 1987 and amended
May 10, 1993, with The Prudential Realty Advisors, Inc. (the "Advisor"). The Trust's President, and Vice President and Treasurer, who are Trustees of the Trust, are also Officers of the Advisor. Pursuant to this agreement, the Advisor received approximately $951,000 in 1994 for portfolio management and other advisory services. In addition, the Advisor is entitled to an incentive disposition fee equal to 5% of the gain, if any, on the sale of the Properties, and a selling commission equal to 2% of the gross sales price on the sale of the Properties for which the Advisor acts as broker. In the event that any of the Properties are sold pursuant to the solicitation process currently being conducted by J.P. Morgan Securities Inc. ("J.P. Morgan"), as more fully described in Item 5(a) below, it is not anticipated that the Advisor will earn any such incentive disposition fee or selling commission.

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            The Trust also has entered into a tax indemnification agreement
(the "Tax Indemnification Agreement"), dated March 30, 1994, with the Advisor. Pursuant to this agreement, the Advisor will indemnify the Trust against any taxes and related costs the Trust may incur as a result of the Trust's failure to follow, prior to 1993, a procedural requirement of the Internal Revenue Code of 1986, as amended.

            In addition, the Trust has entered into two separate agreements (the "Premisys Agreements"), with Premisys Real Estate Services, Inc. ("Premisys"), an affiliate of the Advisor. The first agreement was entered into on December 31, 1990. The second agreement was entered into on May 1, 1991, and amended on September 1, 1992. Pursuant to the Premisys Agreements, Premisys received approximately $506,600 in 1994 for property management, construction and leasing services for the Trust's Park 100 and Maple Plaza properties.

            Copies of the Advisor Agreement, the Tax Indemnification Agreement and the Premisys Agreements are filed as Exhibits 1 through 4 hereto, and are incorporated herein by reference. The foregoing descriptions of the Advisor Agreement, the Tax Indemnification Agreement and the Premisys Agreements are qualified in their entirety by reference to the text of such agreements.

      (b)(2) To the best knowledge of the Trust, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Trust, its executive officers, Trustees or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.


Item 4.     The Solicitation or Recommendation.

      (a) At a meeting of the Board of Trustees of the Trust (the "Board") held on May 30, 1995, the Board carefully considered the Trust's business, financial conditions and prospects, the terms and conditions of the Offer and other matters, including presentations by its legal and financial advisors. The Board had earlier met on May 18, 1995 to consider the Bidder's unsolicited Offer. The Board, after receiving advice from its management and professional advisors, unanimously determined to reject the Offer.

            At the May 30 meeting, the Board unanimously concluded, among other things, that since the policy and original intention of the Declaration is for the Trust to be completely liquidated 101/2 to 12 years after its inception (unless there was a change in the Trust's policies and such change was approved by 75% of each class of shareholders, voting separately as a class), the Offer represented the first step in a plan designed by the Bidder to prevent the liquidation of the Trust and is in direct conflict with the long-standing policy and intent of the Trust. Accordingly, the Board unanimously recommends that holders of Capital Shares reject the Offer and not tender their Capital Shares pursuant to the Offer.

            A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

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      (b)(1)      In reaching the conclusions referred to in Item 4(a)
above, the Board took into account numerous factors, including but not limited to the following:

            (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Trust, and the nature of the real estate industry generally.

            (ii) The numerous conditions and sub-conditions to which the Offer is subject, including the Minimum Condition pursuant to which consummation of the Offer requires that at least 7,150,000 Capital Shares be validly tendered and not withdrawn prior to the expiration of the Offer.

            (iii) The Offer as it now stands is an offer to purchase all (but not less than 7,150,000 shares) of the Capital Shares. As stated in the Offer, if the Bidder acquires 7,150,000 Capital Shares pursuant to the Offer, the Bidder and its affiliates would, together with the Capital Shares and Income Shares currently owned by Mr. Osborne and his affiliates, own more than 50% of the combined voting power of the Capital Shares and Income Shares with respect to the election of Trustees of the Trust. As such, the Bidder, Mr. Osborne and their affiliates will have sufficient voting power to remove all of the current Trustees of the Trust and to elect new Trustees.

            (iv) As more fully described in Item 5(a) below, J.P. Morgan has solicited bids for the Properties. While substantial expressions of interest in acquiring the Properties have been received by J.P. Morgan as part of that process, the best price and terms pursuant to which potential purchasers would enter into a binding agreement to purchase any of the Properties are not yet clear. Shareholders should note that the Offer to Purchase indicates that if the Bidder is successful in the Offer, the Bidder may replace the current Trustees and the process conducted by J.P. Morgan of soliciting bids for the Properties may well be prevented from reaching its conclusion since it is the Bidder's expressed intent to prevent a liquidation of the Trust. Accordingly, holders of Capital Shares who tender shares to the Bidder pursuant to the Offer would in effect be voting such shares against the liquidation of the Trust which would prevent holders of Income Shares from realizing the liquidation value of their shares in the near future.

            (v) The Board is not able to fully evaluate Mr. Osborne's past record and experience in the type of business conducted by the Trust and in the real estate industry generally. In addition, the Board is similarly unable to assess the experience of the Bidder or the Turkey Vulture Fund XIII, Ltd., for each of which Mr. Osborne is the sole managing member.

            (vi) The policy and original intention of the Declaration is for the Trust to be liquidated 101/2 to 12 years after its inception (unless there was a change in the Trust's policies and such change was approved by 75% of each class of shareholders, voting separately as a class), as such, the Offer represents the first step in a plan designed by the Bidder to prevent the liquidation of the Trust and is in direct conflict with the long-standing policy and intent of the Trust.

      (b)(2) In addition to the foregoing, the Board believes that shareholders of the Trust should consider the following factors:

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            (i)   Pursuant to the Offer, the Bidder intends to take all
necessary steps to prevent the liquidation of the Trust. The Bidder currently proposes, as soon as practicable following consummation of the Offer, to seek to have the Trust consummate a merger or similar business combination with a self-administered, indefinite-life REIT, with a single class of common stock, to be controlled by the Bidder or its affiliates (the "Proposed Merger"). Under the terms of the Proposed Merger, each then outstanding Capital Share and each then outstanding Income Share would be converted into the right to receive a prescribed number of shares of the new REIT, which would result in holders of Capital Shares owning approximately 6.9% of the new REIT and holders of Income Shares owning approximately 93.1% of the new REIT. Accordingly, if the Proposed Merger were consummated and, contrary to the Bidder's expressed intent to not liquidate the Trust, the Trust is subsequently liquidated, those people who held Capital Shares at the time of the Proposed Merger would receive 6.9% of the amount former holders of Income Shares would have otherwise received in a liquidation under the current Declaration and former holders of Income Shares would lose 6.9% of the amount they would have otherwise received in a liquidation under the current Declaration. As such, under the terms of the Proposed Merger, holders of Income Shares would lose their liquidation preference as is set forth in the Declaration.

            (ii) As more fully set forth in Item 8(c) below, the Board believes that the Proposed Merger will require the affirmative vote of 75% (not the majority vote referred to in the Offer to Purchase) of each class of shareholders, voting separately as a class. Although the likelihood that the Proposed Merger is achievable may be remote due to the 75% vote requirement, shareholders should also consider the potential effect of such a merger on their holdings in the Trust. Particularly, those shareholders who hold both Capital Shares and Income Shares may be tempted to tender their Capital Shares, and should be aware of the possible risk to the Income Shares of doing so. As more fully set forth in Item 8(a) below, the Trustees are of the view, after consultation with counsel, that those shareholders voting against a merger may well have a common law right to dissent from such a merger and be paid the fair value of their shares ("appraisal rights"). It may well be possible (although not certain) that a person would be denied the right to invoke appraisal rights if such person had contributed to the success of the merger by tendering his or her Capital Shares, even if that person's Income Shares were voted against the subsequent merger.

            (iii) Holders of both Capital Shares and Income Shares should be aware that if, pursuant to the Trust's engagement of J.P. Morgan, acceptable bids are received for the Properties, the Trust may be liquidated in the current year. As stated in the Annual Report on Form 10-K of the Trust for the year ended December 31, 1994, based on appraisals conducted as of December 31, 1994, the appraised value of the Properties was $73,700,000 (the "Appraised Value"). If the Trust had been liquidated as of December 31, 1994 and the Appraised Value was the proceeds from the sale of the Properties, the Trust estimates that holders of Income Shares would have received approximately $4.72 per Income Share. As set forth in
Item 8(b) below, Mr. Osborne has sought a declaration from the Massachusetts court that any capital gains realized upon a sale of the Properties be payable to holders of Capital Shares. The Trustees are of the view, after consultation with counsel, that disposition of one or more of the Properties at this time would immediately effect a liquidation of the Trust, and that the proceeds from a liquidation would be payable without regard to the characterization of the proceeds as capital gain or return of principal. Rather, the Trustees believe that all proceeds would be aggregated and,


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after paying expenses, would be used to pay holders of Income Shares their liquidation preference. In accordance with the Declaration, only if the total proceeds are sufficient to pay the per share stated value ($8.00) to holders of Income Shares would any funds be available for holders of Capital Shares.

                  Although the Board disagrees with Mr. Osborne's interpretation of the Declaration, holders of Capital Shares should also consider that if the court accepts Mr. Osborne's interpretation and determines that capital gains are payable to holders of Capital Shares prior to the redemption of the Income Shares, tendering shareholders will lose the opportunity to receive capital gains distributions, if any.

            (iv) Holders of both Capital Shares and Income Shares should consider that by tendering their Capital Shares to the Bidder pursuant to the Offer, they in effect would be selling the corresponding vote to the Bidder at a cheap price (in comparison to the value of the Income Shares). As such, tendering shareholders would be aiding the Bidder in its attempt to gain control of the Trust by paying a small fraction of the economic value of the Trust.

            (v) Shareholders should consider that the purchase of Capital Shares pursuant to the Offer (A) would reduce the number of Capital Shares that might otherwise be traded publicly, (B) could adversely affect the liquidity and market value of the remaining Capital Shares or, perhaps, the Income Shares, held by the public, and (C) could be expected to reduce the number of holders of Capital Shares. It is not possible for the Trust to predict whether the decrease in the number of Capital Shares that might otherwise be traded publicly would have a negative or positive effect on the market price for, or the marketability of, the Capital Shares or the Income Shares, nor can the Trust predict whether such action would cause future market prices for the Capital Shares to be greater or less than the $0.30 per Capital Share offered pursuant to the Offer.

            (vi) Shareholders should consider that the current Board holds 2,700 Capital Shares and 7,200 Income Shares. If, however, the Offer is successful and the Bidder purchases the minimum 7,150,000 Capital Shares sought, pursuant to the information set forth in the Offer to Purchase, Mr. Osborne and his affiliates would then control 9,310,100 Capital Shares and only 1,873,300 Income Shares. If the Bidder subsequently replaces the current Board with a new Board elected by Mr. Osborne and his affiliates, the new Board would be elected by share-holders that own a disproportionate amount of Capital Shares as compared to Income Shares. Accordingly, holders of Capital Shares who also hold Income Shares should consider the potential impact on future dividends if the Bidder replaces the current Board since a Board elected by Mr. Osborne and his affiliates could adopt certain policies of the Trust that may have a direct impact on the amount of dividends, if any, to be paid to holders of Income Shares.

            (vii) Holders of Capital Shares should be aware that on May 16, 1995, the last full trading day prior to the Offer, the reported closing price of the Capital Shares on the NYSE Composite Tape was $0.22 per Capital Share. On May 30, 1995, the last full trading day prior to the filing of this Schedule 14D-9, the reported closing price of the Capital Shares on the NYSE Composite Tape was $0.25 per Capital Share.
Since 1993, the high price for the Capital Shares has been $0.41 per Capital Share and the low price has been $0.11 per Capital Share.

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If the Trust had been liquidated as of December 31, 1994 and the Appraised
Value was the proceeds from the sale of the Properties, the Trust estimates that holders of Income Shares would have received approximately $4.72 per Income Share and holders of Capital Shares would not have received any distribution. There can be no assurance, however, that the Properties will be sold for the Appraised Value. Pursuant to the Offer, the Bidder has offered $0.30 per Capital Share, net to the seller in cash, without interest thereon.


Item 5.     Persons Retained, Employed or to be Compensated.

            The Trust has retained J.P. Morgan as the Trust's financial advisors with respect to the sale or other disposition of the stock, assets, Properties or business of the Trust. In addition, the Trust has retained Georgeson & Company, Inc. ("Georgeson") to assist the Trust in connection with its communications with shareholders with respect to, and to provide other services to the Trust in connection with, the Offer.

            (a) J.P. Morgan Securities Inc.

            Pursuant to a Letter Agreement, dated December 28, 1994 (the "December Letter Agreement"), the Board engaged J.P. Morgan to review and provide recommendations on the strategic options available to maximize the value of the Trust to its shareholders as it approaches its scheduled liquidation date (as set forth in the Declaration). After December 31, 1994, J.P. Morgan recommended that the Trustees proceed to solicit bids for the shares of the Trust or its assets, in the form of cash and/or stock. On February 9, 1995, the Board accepted J.P. Morgan's and the Advisor's recommendation and the Board approved the engagement of J.P. Morgan to solicit bids for the Properties. Thereafter, pursuant to a Letter
Agreement, dated March 16, 1995 (the "March Letter Agreement"), the Board engaged J.P. Morgan to diligently undertake certain services on the Trust's behalf including, to the extent requested: (i) assisting the Trust in preparing an offering memorandum, (ii) identifying and contacting selected qualified acquirors acceptable to the Trust, (iii) arranging for potential acquirors to conduct business investigations, (iv) conducting an auction of the Trust and/or the Properties, (v) assisting the Trust in negotiating the financial aspects of any proposed transaction, (vi) delivering an opinion to the Board as to the fairness to the Trust's shareholders from a financial point of view of the consideration to be received by the Trust in any proposed transaction, (vii) assisting in the closing of any transaction, and (viii) such other related or ancillary services as the Trust shall reasonably request. In accordance with the March Letter Agreement, the Trust, in its sole discretion, may reject any proposed transaction.

            Pursuant to the December Letter Agreement, the Trust paid J.P. Morgan an advisory fee of $100,000 (the "Phase I Fee") as compensation for J.P. Morgan's evaluation and recommendations on the strategic options available to maximize the value of the Trust to its shareholders as it approaches its scheduled liquidation date. Under the terms of the December Letter Agreement, J.P. Morgan was reimbursed for its reasonable out-of-pocket expenses of approximately $2,540. In addition, the Trust agreed to indemnify J.P. Morgan against certain liabilities, including liabilities under the federal securities laws.

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            Pursuant to the March Letter Agreement, the Trust agreed that, if the Trust or the Properties are sold or otherwise disposed of in a transaction by J.P. Morgan or by the Trust, or by or through any other person during the term of the March Letter Agreement, the Trust will pay to J.P. Morgan a contingent success fee (the "Success Fee") equal to the specified percentage rate set forth below multiplied by the transaction value. The applicable percentage rate was set at one and one half percent (1.5%) of the transaction value for the Trust's Park 100 and Maple Plaza properties, and three quarters of one percent (0.75%) of the transaction value for the Trust's Huntington Business Campus property. Assisting J.P. Morgan in the solicitation of bids for the Huntington Business Campus is Sutton and Edwards, Inc. If the Huntington Business Campus is sold, Sutton and Edwards will receive 2.00% of the gross sales price. The Success Fee otherwise due J.P. Morgan under the March Letter Agreement is to be reduced: (i) by one half (50%) of the amount of any expenses reimbursable to J.P. Morgan, and (ii) in the amount of Fifty Thousand Dollars ($50,000) representing a credit of one half (50%) of the Phase I Fee. Under the terms of the March Letter Agreement, J.P. Morgan will be reimbursed for its reasonable out-of-pocket expenses up to a maximum amount of $75,000 whether or not a transaction is consummated. In addition, the Trust has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities under the federal securities laws.

            The Success Fee is deemed payable only upon "consummation" of a transaction. A transaction is deemed "consummated" upon the earliest of any of the following events to occur: (i) the acquisition by another person of at least 75% of each of the Capital Shares and Income Shares; (ii) a merger or consolidation of the Trust with another person; (iii) closing of the acquisition of title to one or more of the Properties; (iv) the receipt by shareholders or the Trust of any cash, securities, or other assets of any person as payment for the Capital Shares and/or Income Shares, or for the acquisition of one or more of the Properties; or (v) at the next annual meeting of the Trust's shareholders, the election of three independent Trustees who are: (x) different from the current Trustees, and (y) not endorsed by the current Advisor to the Trust.

            Copies of the December Letter Agreement and the March Letter Agreement are filed as Exhibits 7 and 8 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions of the December Letter Agreement and the March Letter Agreement are qualified in their entirety by reference to the text of such agreements.

            (b) Georgeson & Company, Inc.

            The Trust has also retained Georgeson to assist the Trust in connection with its communications with shareholders with respect to, and to provide other services to the Trust in connection with, the Offer. The Trust will pay Georgeson reasonable and customary compensation for its services and will reimburse Georgeson for its reasonable out-of-pocket expenses incurred in connection therewith.

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Item 6.     Recent Transactions and Intent With Respect to Securities.

      (a) To the best of the Trust's knowledge, no transactions in the Capital Shares have been effected during the past 60 days by the Trust or by any executive officer, trustee, affiliate or subsidiary of the Trust.

      (b) To the best of the Trust's knowledge, none of the Trust's executive officers, trustees, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer or sell any Capital Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.


Item 7.     Certain Negotiations and Transactions by the Subject Company.

      (a) No negotiation is being undertaken or is underway by the Trust in response to the Offer which relates to or would result in:

            (1) An extraordinary transaction such as a merger or reorganization, involving the Trust or any subsidiary of the Trust;

            (2) A purchase, sale or transfer of a material amount of assets by the Trust or any subsidiary of the Trust;

            (3) A tender offer for or other acquisition of securities by or of the Trust; or

            (4) Any material change in the present capitalization or dividend policy of the Trust.

            However, the Trust is continuing the process that it began in December 1994 of evaluating all strategic options available to maximize the value of the Trust to its shareholders as it approaches its scheduled liquidation date. To that end, as mentioned in Item 5(a) above, J.P.
Morgan has solicited bids for the Properties and the Board is evaluating such bids. As part of such process, representatives of the Trust have begun to have discussions with third parties that could lead to a transaction involving the sale of one or more of the Properties or a merger of the Trust. There can be no assurance that any of the foregoing will result in a transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated.

      (b) The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in Item 7(a) above would jeopardize any discussions or negotiations that the Trust may conduct. Accordingly, the Board adopted a resolution at its May 30, 1995 meeting instructing its advisors not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

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Item 8.     Additional Information to be Furnished.

      (a) Appraisal Rights. In the Offer to Purchase, the Bidder states that shareholders will not have statutory appraisal rights in connection with the Offer or the Proposed Merger. However, holders of Income Shares who are also holders of Capital Shares may have a risk of losing common law appraisal rights if they tender Capital Shares in the Offer and a court were to determine that such common law appraisal rights exist and that such a tender constituted an implicit approval of the Proposed Merger. The Offer to Purchase fails to address possible common law appraisal rights that holders of Income Shares may have in accordance with the Massachusetts Supreme Judicial Court's decision in the case of Robert W. Sullivan, Jr. v. First Massachusetts Financial Corporation, 409 Mass. 783, 569 N.E. 2d 814 (Mass. 1991). In this case, the court held that common law appraisal rights may be available to shareholders of a Massachusetts trust company (a bank) under certain circumstances where statutory appraisal rights under the Massachusetts Business Corporation Law were not available. The rationale of the Court in Sullivan may apply to shareholders of a Massachusetts common law business trust such as the Trust so as to permit holders of Capital Shares and/or Income Shares of the Trust who object to the Proposed Merger and give appropriate notice of such objection and who otherwise follow appropriate procedures to have the right to a determination of the fair value of their Capital Shares and/or Income Shares. As the law in this area may be uncertain, shareholders who are interested in preserving their appraisal rights are urged to consult with their legal counsel.

      (b)   Litigation.

        (b)(1)    The Probate Action.

                  On April 5, 1995, Mr. Osborne commenced an action in the Probate Court Department of the Trial Court of the Commonwealth of Massachusetts captioned Richard M. Osborne v. Prudential Realty Trust, and Jeffrey L. Danker, Thomas F. Murray, Joseph M. Selzer, Richard J. Boyle, Francis L. Bryant, as Trustees of Prudential Realty Trust (Suffolk No. 95-E-0016) (the "Probate Action"). The complaint alleges that the defendant Trustees have engaged in a systematic course of conduct that is adverse to the interests of, and detrimental to, the beneficiaries of the Trust by wasting trust assets and stating their intention to prematurely liquidate the trust estate. Specifically, the complaint alleges that the Trustees took no action to halt a slide in the value of the Capital Shares and allowed unreasonably high advisory and administrative costs. The complaint also alleges that the Trustees failed to collapse the Trust's shares into a single class of stock even after it became evident that the marketability of the Capital Shares was being materially harmed by the two-tiered structure. The complaint seeks the immediate removal of the Trustees.

                  On May 31, 1995, the Trust responded to the Probate Action (the "Probate Response") by answering the complaint and by filing a counterclaim for declaratory judgment seeking a determination as to whether a 75% or a majority vote of each class of shareholders, voting separately as a class, is necessary to effectuate the Proposed Merger.

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                  Copies of the Probate Action and the Probate Response are
filed as Exhibits 9 and 10 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Probate Action and the Probate Response are qualified in their entirety by reference to the text of such documents.

        (b)(2)    The Superior Court Action.

                  On April 14, 1995, Mr. Osborne commenced a second action in the Superior Court Department of the Trial Court of the Commonwealth of Massachusetts captioned Richard M. Osborne and Robert G. Stern v. Prudential Realty Trust, and Jeffrey L. Danker, Thomas F. Murray, Joseph M. Selzer, Richard J. Boyle, Francis L. Bryant, as Trustees of Prudential Realty Trust (Civ. Act. No. 95-2095A) (the "Superior Court Action"). The complaint reiterates certain allegations set forth in the Probate Action, and further alleges that the defendants breached their fiduciary duty to the beneficiaries of the Trust, and engaged in unfair and deceptive acts in violation of Chapter 93A, sec.11, of the laws of the Commonwealth of Massachusetts, by, inter alia, favoring the interests of holders of Income Shares over the interests of holders of Capital Shares. In particular, the complaint alleges that the Trust has wrongly interpreted the Declaration to require that Income Shares be redeemed prior to the payment of capital gains to holders of Capital Shares. Further, the complaint alleges that the Trust's plan to liquidate the trust estate would harm shareholders because there would be, at best, a modest premium over current market value paid to holders of Income Shares and no payment at all to holders of Capital Shares. The complaint seeks unspecified damages for the alleged breach of fiduciary duty and requests that such damages be doubled or trebled. In addition, the complaint seeks a declaratory judgment with respect to the defendants' obligations in distributing proceeds of a liquidation to holders of Capital Shares and Income Shares.

                  On May 31, 1995, the Trust responded to the Superior
Court Action (the "Superior Court Response") by answering the complaint and by filing a counterclaim for declaratory judgment seeking a determination as to whether a 75% or a majority vote of each class of shareholders, voting separately as a class, is necessary to effectuate the Proposed Merger.

                  Copies of the Superior Court Action and the Superior Court Response are filed as Exhibits 11 and 12 hereto, respectively, and are incorporated herein by reference. The foregoing description of the Superior Court Action and the Superior Court Response are qualified in their entirety by reference to the text of such documents.

        (b)(3)    Possible Intervention by Holders of Income Shares.

                  To the extent that the courts do not rule on the issues set forth above in Item 8(b)(1) and Item 8(b)(2) prior to consummation of the Offer, it is possible that, if the Offer is successful, the Bidder could take control of the Board and dismiss the litigation, unless one or more holders of Income Shares has intervened in each litigation to protect their interests.

      (c)   Requisite Vote for the Proposed Merger.

            As stated in the Offer to Purchase, Mr. Osborne is committed to avoiding liquidation of the Trust and, in fact, is proposing the Proposed Merger. While the Offer to Purchase states that the Proposed Merger requires the approval of a majority of each class of shareholders, voting separately as a class, the Board believes that such statement is erroneous and that the Proposed Merger requires the affirmative vote of 75% of each class of shareholders, voting separately as a class.

            The Declaration states explicitly that any amendment to the Declaration which would have the effect of altering the policy of liquidating the Trust 101/2 to 12 years after its inception or would otherwise change the policies set forth in Article V of the Declaration, shall require the affirmative vote of 75% of each class of shareholders, voting separately as a class. While the Declaration also permits a merger with a new entity upon a bare majority vote of each class, voting separately as a class, the Trustees are of the view, after consultation with counsel, that a majority vote would be permissible only if the new entity had a certificate and bylaws which carried forward the policies set out in the Declaration, but that a change that would have the same effect as amending the Declaration would require a 75% vote. The proposal advanced by Mr. Osborne would, in the view of the Trustees, require such an affirmative vote, including the affirmative vote of 75% of the outstanding Income Shares. It is thus quite possible that the Offer, if successful, could result in the abandonment of the solicitation process now being conducted by J.P. Morgan and not achieve any other objective.

            Furthermore, if Mr. Osborne sought to acquire sufficient Income Shares to ensure that he could achieve the required 75% vote, it is quite possible that the Trust would cease to qualify as a REIT for Federal Income Tax purposes, as that may well result in fewer than five holders owning over 50% of the voting shares of the Trust, measured by value.


Item 9.     Material to be Filed as Exhibits.

Exhibit 1 --  Management Agreement, dated August 29, 1985, amended May 14,
              1987, and amended May 10, 1993, between the Trust and The Prudential Realty Advisors, Inc.

Exhibit 2 --  Tax Indemnification Agreement, dated March 30, 1994, between the Trust and The Prudential Realty Advisors, Inc.

Exhibit 3 --  Management Agreement, dated December 31, 1990, between the
              Trust and Premisys Real Estate Services, Inc.

Exhibit 4 --  Management Agreement, dated May 1, 1991, and amended
              September 1, 1992, between the Trust and Premisys Real Estate Services, Inc.

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


Exhibit 5 --  Form of Letter to Shareholders of the Trust, dated May 31,
              1995.*

Exhibit 6 --  Form of Press Release, dated May 31, 1995.

Exhibit 7 --  Letter Agreement dated December 28, 1994, between the Trust and J.P. Morgan Securities, Inc.

Exhibit 8 --  Letter Agreement dated March 16, 1995, between the Trust and J.P. Morgan Securities, Inc.

Exhibit 9 --  Probate Action, filed April 5, 1995.

Exhibit 10 -- Probate Response, filed May 31, 1995.

Exhibit 11 -- Superior Court Action, filed April 14, 1995.

Exhibit 12 -- Superior Court Response, filed May 31, 1995.





[FN]

* Included in copies mailed to shareholders of the Trust.

                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 1995


                                    PRUDENTIAL REALTY TRUST



                                    By:   /s/ Jeffrey Danker
                                        Name:  Jeffrey Danker
                                        Title:  President